Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

December 31, 2008 VIA EDGAR	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. Amendment No. 1 to Registration Statement on Form S-1, filed November 26, 2008 SEC File No. 333-153849

Dear Ms. Long:

On behalf of our client, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Registrant”), we are supplementally responding to Comment No. 3 contained in the letter, dated December 5, 2008, from the Staff of the U.S. Securities and Exchange Commission (the “Staff”), with respect to the Registrant’s above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on November 26, 2008 (“Amendment No. 1”).

Comment No. 3 is set forth below in bold, followed by the Registrant’s response to such comment.

3.	We note your response to prior comment 5. Counsel should express a firm conclusion not a “more likely than not” discussion. We may have additional comments upon review of your response.

Response:  Item 601(b)(8) of Regulation S-K requires, for registration statements to which Securities Act Industry Guide 5 (“Guide 5”) applies, an opinion of counsel supporting the tax matters and consequences to the limited partners as described in the filing when such tax matters are material to the transaction for which the registration statement is being filed.  Item 601(b)(8) states specifically “[s]uch tax opinion may be conditioned or may be qualified, so long as such conditions and qualifications are adequately described in the filing.”

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Ms. Pamela Long December 31, 2008 Page 2

Section 12 of Guide 5 requires a summary of all material federal income tax aspects of the offering and an opinion of counsel as to all material tax aspects of the offering to be filed as an exhibit.  In addition, Section 12A of Guide 5 states “if, with respect to an intended tax benefit, counsel is unable to express an opinion that such benefit will be available because of uncertainty in the law or for other reasons, the opinion should so state and also disclose that there is or may be a material tax risk the particular benefit will be disallowed on audit.”  (Emphasis added.)  Throughout the section entitled “Federal Income Tax Consequences” beginning on page 68 of Amendment No. 1, there are numerous references to uncertainties in the types and character of transactions to be entered into by Fund Fourteen or to an individual’s specific tax circumstances that make counsel unable to render an opinion on certain issues and accompanied by a discussion of the potential implications to a limited partner as a result.

Under Section 12B of Guide 5, if no IRS ruling has been requested as to the entity’s classification as a partnership for federal income tax purposes, then “counsel’s opinion as to partnership tax status should be summarized and the risk of IRS classification of the entity as a corporate association, referred to in the Risk Factors section, should be discussed.”  The current disclosure on page 68 of Amendment No. 1 states that Arent Fox will give the opinion that the partnership will be classified for federal income tax purposes as a partnership and not as a corporation.  The disclosure relating to the risks of the IRS classifying Fund Fourteen as a corporation rather than a partnership is set forth on page 21 of Amendment No. 1.

The remainder of Section 12 of Guide 5 requires a discussion of various tax issues, including, without limitation, basis, depreciation and recapture, tax liabilities in later years and sale or other disposition of a partnership interest and partnership property.  There is no requirement in the remainder of Guide 5 to provide any other tax opinion, merely a discussion and/or explanation of various tax issues that would be material to an investor.  The approximately 20 pages of disclosure in the Federal Income Tax Consequences section of Amendment No. 1 includes, without limitation, discussions regarding the issues relating to taxation of limited partnerships in general, the publicly traded partnership rules, basis, depreciation and recapture, the taxation of current distributions, allocations of profits and losses, deductibility of losses, passive activity losses, tax basis and “at-risk” limitations, the tax treatment of leases and the tax treatment of lending activities.

In addition, Section 7B of Guide 5 requires a summary of each material risk of adverse tax consequences with appropriate cross-references to fuller discussions in the federal tax section.  Included as an example in Section 7B of Guide 5 is the risk that, if no IRS ruling were applied for regarding classification as a partnership and the IRS on audit determined that the partnership was an association taxable as a corporation, that the investors would be deprived of the tax benefits associated with the offering (see page 21 of Amendment No. 1).  Another example includes the risk that after some years of partnership operations, an investor’s tax liabilities may exceed his cash distributions and that to the extent of such excess, taxes would be payable out of the investor’s pocket (see page 22 of Amendment No. 1).  In addition, the risk that an audit of the partnership’s information return may result in an audit of the investor’s own tax return is also given as an example in Section 7B of Guide 5 (see page 24 of Amendment No. 1).

Ms. Pamela Long December 31, 2008 Page 3

We believe that the current discussion of the material federal income tax consequences contained in Amendment No. 1 at a “more likely than not” standard complies with both the standard contained in Item 601(b)(8) (“may be conditioned or may be qualified” with such conditions and qualifications described adequately) and the requirements of discussing and explaining all material federal income tax issues set forth in Section 12 of Guide 5.  We believe that the Staff’s request to provide a firm conclusion and not a “more likely than not” conclusion is inconsistent with both Item 601(b)(8) of Regulation S-K and Section 12 of Guide 5, as well as the Commission’s longstanding position as a disclosure-based regulator and not a merit-based regulator.

We look forward to the opportunity to discuss this further with you.  Please let us know a convenient time for such a discussion.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling Deborah S. Froling

cc:	Joel S. Kress, ICON Capital Corp.